UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

BLUEFIRE RENEWABLES, INC.

(Name of Issuer)

Series A Preferred Stock, no par value per share

(Title of Class of Securities)

N/A

(CUSIP Number)

Arnold Klann

31 Musick

Irvine, CA 92618

(949) 588-3767

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 30, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Arnold Klann
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 15*
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 15*
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.4%
14.	TYPE OF REPORTING PERSON (see instructions) IN

* Each one (1) share of the Series A Preferred Stock has voting rights equal to (x) 0.019607 multiplied by the total issued and outstanding shares of common stock of the Company eligible to vote at the time of the respective vote (the “Numerator”), divided by (y) 0.49, minus (z) the Numerator. The Series A Preferred Stock has no dividend rights, no liquidation rights and no redemption rights, and was created primarily to be able to obtain a quorum and conduct business at shareholder meetings.

In addition, Mr. Klann beneficially owns 20,290,258 shares of the issued and outstanding common stock of the Company. Such amount represents 8.14% of the total issued and outstanding shares of the Company’s common stock as of the date hereof.

Item 1. Security and Issuer.

This statement (the “Statement”) related to shares of Series A Prefered Stock, no par value per share (the “Series A Preferred”), of BlueFire Renewables, Inc., a Nevada corporation (the “Issuer” or the “Company”). The principal executive office of the Issuer is located at 31 Musick, Irvine, CA 92618.

Item 2. Identity and Background.

The Statement is being filed by Arnold Klann (“Mr. Klann”), a United States citizen. Mr. Klann is the Chief Executive Officer and a Director of the Issuer with an address at c/o of BlueFire Renewables, Inc., 31 Musick, Irvine, CA 92618.

During the last five years Mr. Klann has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source or Amount of Funds or Other Consideration.

Mr. Klann acquired the reported 15 shares of Series A Preferred (the “Shares”) as follows:

Pursuant to a unanimous written consent of the board of directors of the Issuer (the “Board”), dated September 30, 2015 (the “Board Resolution”), Mr. Klann was issued 15 shares of Series A Preferred. The Series A Preferred was issued primarily to be able to obtain a quorum and conduct business at shareholder meetings.

Item 4. Purpose of Transaction.

Except in connection with the Board Resolution, Mr. Klann does not have any current plans or proposals which relate to or would result in: (a) the acquisition by Mr. Klann of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a) As of the date hereof, Mr. Klann beneficially owns 20,290,258 shares of the issued and outstanding common stock of the Company. Such amount represents 8.14% of the total issued and outstanding shares of the Company’s common stock as of the date hereof. Additionally, as of the date hereof, Mr. Klann beneficially owns 15 shares of the issued and outstanding Series A Preferred. Such amount represents 29.4% of the total issued and outstanding shares of the Company’s Series A Preferred as of the date hereof. Each one (1) share of the Series A Preferred Stock has voting rights equal to (x) 0.019607 multiplied by the total issued and outstanding shares of common stock of the Company eligible to vote at the time of the respective vote (the “Numerator”), divided by (y) 0.49, minus (z) the Numerator. The Series A Preferred Stock has no dividend rights, no liquidation rights and no redemption rights, and was created primarily to be able to obtain a quorum and conduct business at shareholder meetings.

(b) Mr. Klann holds sole voting and dispositive power over the Shares as issued to him.

(c) Other than disclosed below, there were no transactions by Mr. Klann in the Issuer’s Common Stock during the last 60 days:

None

(d) No other person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the securities of the Issuer owned by Mr. Klann.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

To the knowledge of Mr. Klann, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies between Mr. Klann and/or any other person, with respect to any securities of the Company.

Item 7. Material to Be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 19, 2015

/s/ Arnold Klann
Arnold Klann